                                                           [PRIMACOM LETTERHEAD]

                         CONTACTS:  Paul Thomason
                                    Chief Financial Officer
                                    Tel.: 49 6131 / 9310-101
For Immediate Release
                                    Alexander Hoffmann (Investors)
                                    Executive Vice President, Investor Relations
                                    Tel.: 49 6131 / 9310-150
                                    Fax: 49 6131 / 9310-189
                                    investor@primacom.de
                                    Company Web Site: www.primacom.de

                                    Morgen-Walke Associates
                                    Investors: Eric Boyriven
                                    Media: Scot Hoffmann
                                    Tel.: 001 212 850-5600


                       PRIMACOM REPORTS SECOND QUARTER AND
                           FIRST HALF RESULTS FOR 2001
 - SECOND QUARTER 2001 REVENUES, ADJUSTED EBITDA AND NET LOSS IMPROVE FROM 2001
                             FIRST QUARTER LEVELS -

MAINZ, GERMANY, August 27, 2001 - PrimaCom AG (Neuer Markt Frankfurt, "PRC"/ID No. 625910; Nasdaq: PCAG) today reported its results for the three and six-month periods ended June 30, 2001. The Company's results reflect the inclusion of the Multikabel acquisition as of October 1, 2000.

Revenues for the second quarter of 2001 were E 39.7 million, a 44.9 % increase over revenues of E 27.4 million in the second quarter of 2000. Revenues for the first half of 2001 increased 44.2 % to E 78.6 million from E 54.5 million for the first half of 2000. The increased revenues primarily reflect the contributions of the acquisition of Multikabel in the Netherlands and acquisitions in Germany made subsequent to the second quarter of 2000, rate increases for basic analog cable television services, and the continued growth of high-speed Internet access and digital television services.

For the second quarter of 2001, Adjusted EBITDA (earnings before extraordinary items, discontinued operations, minority interests, net interest expense, taxes, depreciation, amortization, non-cash compensation expense and non-operating expenses less non-operating income) amounted to E 17.9 million compared with E 11.4 million in the year ago period, primarily as the result of the Multikabel and German acquisitions and the improved performance of the digital television and high-speed Internet access services. Adjusted EBITDA margins improved from 41.6 % to 45.1 % period to period. For the first half of 2001, Adjusted EBITDA amounted to E 35.1 million compared with E 24.0 million for the first half of 2000. The Adjusted EBITDA margin improved from 44.0 % for the first half of 2000 to 44.7 % for the first half of 2001.

The net loss for the second quarter of 2001 was E 25.8 million, or E 1.30 per basic and diluted share, versus a net loss of E 9.5 million, or E 0.48 per basic and diluted share for the second quarter of 2000. The net loss for the second quarter ended June 30, 2001 includes E 27.5 million of non-cash depreciation and amortization expense, and E 1.0 million of non-cash compensation expense related to the stock-option plans of the Company. The net loss for the first half of 2001 was E 53.4 million, or E 2.70 per basic and diluted share, versus E 17.1 million, or E 0.86 per basic and diluted share, for the first half of 2000.

Analog Cable Television

In the second quarter of 2001, Analog CATV subscribers reached 1,305,835, an increase of approximately 40.4 % over analog CATV subscribers of 930,218 in the second quarter last year. The purchase of Multikabel and acquisitions in Germany accounted for substantially all of the growth.

Revenue from analog cable television was E 36.3 million, an increase of 34.8% from revenue of E 26.9 million in the second quarter of 2000. The acquired cable television subscribers and rate increases accounted for the growth.

High-speed Internet Access

As of June 30, 2001, PrimaCom had approximately 418,000 fully upgraded and ready for service homes, compared with approximately 51,000 at the same time a year ago.

At the end of the second quarter, total Internet subscribers reached 26,950 compared to 620 at June 30, 2000. The following table reflects high-speed Internet access growth and penetration levels:

                      2nd Quarter  3rd Quarter   4th Quarter   1st Quarter   2nd Quarter
                          2000         2000          2000          2001         2001
                      -----------  -----------   -----------   -----------   -----------
Ready for service
homes                    50,855       375,302       411,000       418,000     418,000

Internet
subscribers                 620        14,624        20,489        24,442      26,950

Penetration               1.2 %         3.9 %         5.0 %         5.8 %       6.4 %

Revenue E 000                75            84           540           662         761

Total revenue %           0.3 %         0.3 %         1.3 %         1.7 %       1.9 %

On July 1, 2001 PrimaCom acquired the high-speed Internet access business of QuickNet in the Netherlands and cancelled its affiliation agreement. The impact of the acquisition will be a substantial increase in average revenue per Internet subscriber beginning in the third quarter of 2001.

Digital Television

PrimaCom, through Multikabel, launched digital television services in the Netherlands in the second quarter of 2000 and in Germany the service was soft launched in the fourth quarter of 2000.

As of June 2001, PrimaCom reported digital television subscribers of 6,874. The following table reflects the Digital Television subscriber growth and penetration:

                       2nd Quarter   3rd Quarter   4th Quarter  1st Quarter   2nd Quarter
                           2000          2000          2000        2001           2001
                       -----------   -----------   -----------  -----------   -----------
Ready for service
homes                     50,855       375,302       411,000       418,000      418,000

Digital Television
Subscribers                   --         2,453         5,395         5,997        6,874

Penetration                   --         0.7 %         1.3 %         1.4 %        1.6 %

Revenue E 000                 --            --           103           218          170

Total revenue %               --            --         0.2 %         0.6 %        0.4 %


For the second quarter of 2001, digital television subscription fees contributed approximately E 170,000 to revenue.

Data communications services contributed over E 909,000 to revenue in the 2001 second quarter, compared to virtually no revenues in the second quarter of 2000.

                    2nd Quarter   3rd Quarter   4th Quarter  1st Quarter  2nd Quarter
                       2000           2000          2000        2001         2001
                    -----------   -----------   -----------  -----------  -----------
Data Communications
Subscribers               -            -            285          366          420

Revenue E 000             -            -            424          626          909

Total revenue %           -            -          1.0 %        2.0 %        2.3 %


Other income, which includes e-commerce, advertising, carriage fees and other, reached E 1.6 million for the quarter ended June 30, 2001.

Financial Position

As of June 30, 2001, PrimaCom's aggregate outstanding indebtedness was approximately E 795.4 million, comprised of E 780.5 million of bank debt outstanding, E 11.8 million of capital leases obligations, and E 3.1 million of deferred purchase obligations. Adjusted EBITDA offers full interest coverage. In addition, immediately available funds under the Company's credit facility increased to E 156.0 million at the end of the second quarter of 2001 compared to E 30.0 million at the end of the second quarter of 2000.

Paul Thomason, Speaker of the Executive Board and Chief Financial Officer, commented, "During the second quarter, PrimaCom continued to consolidate its acquisitions in both the Netherlands and Germany and recognize synergies. We also began to see the growth prospects of high-speed Internet and digital television, as both products experienced double-digit growth in terms of subscribers from the first quarter of 2001 to the second quarter of 2001. The revenue contribution from our new high-speed Internet, digital television and data communications services product offerings reached E 1.8 million compared to E 75,000 in the same period in 2000. The improvement in our Adjusted EBITDA margin that began in the fourth quarter of 2000 continued, and reflects the Company's efforts on all fronts.

Mr. Thomason concluded, "As we move into the second half of 2001, we remain confident in our ability to achieve our goals. In the third quarter, we expect to see a significant increase in average revenues generated from our high-speed Internet subscribers as a result of our previously announced purchase of Quick Net from Sonera Plaza. At the same time, we will continue to grow our presence in the digital television market both in Germany and the Netherlands and both of these factors will lead to the continued diversification of our revenue stream. With one of the strongest financial positions in the European cable industry, we remain committed to the continued achievement of our long-term goals.

In conjunction with this release, PrimaCom will host a conference call, which will be simultaneously broadcast live over the Internet. The call is scheduled for today, August 27, at:

                                4:00 PM (Germany)
                                3:00 PM (London)
                                  10:00 AM EDT
                                   9:00 AM CDT
                                   7:00 AM PDT

Paul Thomason, Speaker of the Executive Board and Chief Financial Officer, and Hans Wolfert, Chief Corporate Development Officer will host the call.

Listeners can access the conference call live over the Internet at http://www.videonewswire.com/event.asp?id=1005, or through a link in the international visitors section of the Company's web site at http://www.primacom.de. Please allow 15 minutes prior to the call to visit the sites to download and install any necessary audio software. After the call has taken place, its archived version may be accessed at these web sites.

PRIMACOM AG (Neuer Markt Frankfurt: "PRC" or ID No. "625910" and Nasdaq "PCAG", www.primacom.de) is the fourth largest private network operator in Germany and the Netherlands, currently passing more than 1.9 million households and with approximately 1.3 million customers. PrimaCom provides customers with multi-media services via its own broadband cable network. With the introduction of digital television, high-speed Internet and data communications services, PrimaCom has introduced a range of interactive services that use a set-top box as a platform. Upgraded customers are being served with more than 100 TV and Radio programs, pay-per-view- and high-speed Internet services. PrimaCom continues to develop as a multi-media communications company.

This press release includes forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Because these statements apply to future events, they are subject to risks and uncertainties that could cause actual results to differ materially, including PrimaCom's absence of an operating history subsequent to the Multikabel Acquisition and its transformation to a broadband communications company, its possible future need for additional financing, competitive factors and restrictions imposed by existing and possible future debt instruments.


                            (FINANCIAL TABLES FOLLOW)

PRIMACOM  AG

                                                              THREE MONTHS      THREE MONTHS
                                                             JUNE 30, 2000     JUNE 30, 2001
                                                                EURO 000          EURO 000
                                                             -------------     -------------
Revenues                                                           27,410            39,722

Operating costs and expenses:
         Operations                                                 6,643            11,102
         Selling, general and administrative                        5,679             7,841
         Corporate overhead                                         4,731             3,876
         Depreciation and amortization                             15,592            27,514
                                                              -----------       -----------
         Total                                                     32,645            50,333

Operating loss                                                     (5,235)          (10,611)

Interest Expense:
         Bank debt                                                  3,464            15,364
         Sale-leaseback                                               381               353
                                                              -----------       -----------
         Total                                                      3,845            15,717

Other income                                                           --               204

Loss from continuing operations
         before income taxes and other items                       (9,080)          (26,124)
Income tax (expense) benefit                                         (344)              397
                                                              -----------       -----------
Loss from continuing operations before minority interest
         and equity earnings                                       (9,424)          (25,727)

Minority interest in net income of subsidiaries                       (56)               (5)
Equity loss in affiliate                                               --                40
                                                              -----------       -----------
Net loss                                                           (9,480)          (25,762)
                                                              ===========       ===========
Loss per share basic and diluted
         Continuing operations                                      (0.48)            (1.30)
         Net loss                                                   (0.48)            (1.30)
                                                              ===========       ===========
Weighted average shares                                        19,728,552        19,786,052
                                                              -----------       -----------

EBITDA                                                             10,357            16,903
EBITDA-MARGIN                                                      37.8 %            42.6 %

                                                              -----------       -----------

ADJUSTED EBITDA                                                    11,390            17,925
ADJUSTED EBITDA MARGIN                                             41.6 %            45.1 %

PRIMACOM  AG

                                                               SIX MONTHS        SIX MONTHS
                                                             JUNE 30, 2000     JUNE 30, 2001
                                                                EURO 000          EURO 000
                                                             -------------     -------------
Revenues                                                           54,473            78,574

Operating costs and expenses:
         Operations                                                12,869            19,886
         Selling, general and administrative                       10,804            17,707
         Corporate overhead                                         8,812             7,757
         Depreciation and amortization                             31,023            54,094
                                                              -----------       -----------
         Total                                                     63,508            99,444

Operating loss                                                     (9,035)          (20,870)

Interest Expense:
         Bank debt                                                  6,569            32,024
         Sale-leaseback                                               787               724
                                                              -----------       -----------
         Total                                                      7,356            32,748

Other income                                                           --               409

Loss from continuing operations
         before income taxes and other items                      (16,391)          (53,209)
Income tax (expense) benefit                                         (565)              857
                                                              -----------       -----------
Loss from continuing operations before minority interest
         and equity earnings                                      (16,956)          (52,352)

Minority interest in net income of subsidiaries                       (99)              (31)
Equity loss in affiliate                                               --              (104)
                                                              -----------       -----------

Loss before cumulative effect of change in accounting
           principle                                              (17,055)          (52,487)
Cumulative effect of change in accounting principle                    --              (946)
                                                              -----------       -----------
Net loss                                                          (17,055)          (53,433)
                                                              ===========       ===========
Loss per share basic and diluted
         Continuing operations                                      (0.86)            (2.65)
         Net loss                                                   (0.86)            (2.70)

Weighted average shares                                        19,728,552        19,769,422
                                                              -----------       -----------
EBITDA                                                             21,988            33,224
EBITDA-MARGIN                                                      40.4 %            42.3 %
                                                              -----------       -----------
ADJUSTED EBITDA                                                    23,982            35,089
ADJUSTED EBITDA MARGIN                                             44.0 %            44.7 %